UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Names of Persons Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi
Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

250 West 55th Street

New York, New York 10019

212-468-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Mobileye N.V., a public limited liability company organized under the laws of The Netherlands (the “Company”), by Intel Corporation, a Delaware corporation (“Parent”), and Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Buyer”), pursuant to the terms of the Purchase Agreement, dated as of March 12, 2017 (the “Purchase Agreement”) entered into by and between the Company and Buyer, that were first used or made available on March 13, 2017:

List of Exhibits:

Exhibit 1	Company letter to Company employees dated March 13, 2017
Exhibit 2	Transcript of investor conference call held by Mobileye N.V. and Parent on March 13, 2017
Exhibit 3	Intel Acquires Mobileye; Frequently Asked Questions
Exhibit 4	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017.

In addition, on March 13, 2017, the Company furnished a Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “SEC”) that included communications relating to the proposed tender offer for all of the outstanding ordinary shares of the Company by Buyer pursuant to the terms of the Purchase Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS COMMUNICATION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE TENDER OFFER AND RELATED TRANSACTIONS, INCLUDING THE TIMING OF THE COMPLETION OF THE TRANSACTION AND THE EXPECTED BENEFITS OF THE PROPOSED TRANSACTION. THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE ONLY TO HISTORICAL OR CURRENT FACTS. FORWARD-LOOKING STATEMENTS OFTEN USE WORDS SUCH AS “ANTICIPATE”, “TARGET”, “EXPECT”, “ESTIMATE”, “INTEND”, “PLAN”, “GOAL”, “BELIEVE”, “HOPE”, “AIM”, “CONTINUE”, “WILL”, “MAY”, “WOULD”, “COULD” OR “SHOULD” OR OTHER WORDS OF SIMILAR MEANING OR THE NEGATIVE THEREOF. THERE ARE SEVERAL FACTORS WHICH COULD CAUSE ACTUAL PLANS AND RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE EFFECT OF THE ANNOUNCEMENT OF THE TENDER OFFER AND RELATED TRANSACTIONS ON THE COMPANY’S BUSINESS RELATIONSHIPS (INCLUDING, WITHOUT LIMITATION, ORIGINAL EQUIPMENT MANUFACTURER AND TIER 1 CUSTOMERS, DEALERS, DISTRIBUTORS, AND MANUFACTURERS AND SUPPLIERS), OPERATING RESULTS AND BUSINESS GENERALLY; THE OCCURRENCE OF ANY EVENT, CHANGE OR OTHER CIRCUMSTANCES THAT COULD GIVE RISE TO THE TERMINATION OF THE PURCHASE AGREEMENT, AND THE RISK THAT THE PURCHASE AGREEMENT MAY BE TERMINATED; THE OUTCOME OF ANY LEGAL PROCEEDINGS THAT MAY BE INSTITUTED AGAINST THE COMPANY RELATED TO THE PURCHASE AGREEMENT; UNCERTAINTIES AS TO THE NUMBER OF SHAREHOLDERS OF THE COMPANY WHO MAY TENDER THEIR SHARES IN THE TENDER OFFER; THE FAILURE TO SATISFY OTHER CONDITIONS TO COMPLETION OF THE TRANSACTION, INCLUDING THE RECEIPT OF ALL REGULATORY APPROVALS RELATED TO THE TRANSACTION (AND ANY CONDITIONS, LIMITATIONS OR RESTRICTIONS PLACED ON THESE APPROVALS); RISKS THAT THE TENDER OFFER AND RELATED TRANSACTIONS DISRUPT CURRENT PLANS AND OPERATIONS AND THE POTENTIAL DIFFICULTIES IN EMPLOYEE RETENTION AS A RESULT OF THE PROPOSED TRANSACTIONS; THE EFFECTS OF ECONOMIC, CREDIT AND CAPITAL MARKET CONDITIONS ON THE ECONOMY IN GENERAL, AND OTHER RISKS AND UNCERTAINTIES; AND THOSE RISKS AND UNCERTAINTIES DISCUSSED FROM TIME TO TIME IN THE COMPANY’S OTHER REPORTS AND OTHER PUBLIC FILINGS WITH THE SEC.

THESE FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ASSESSMENTS MADE BY THE COMPANY IN LIGHT OF ITS EXPERIENCE AND PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS, BUSINESS STRATEGIES, OPERATING ENVIRONMENT, FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES APPROPRIATE. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. THE FACTORS DESCRIBED IN THE CONTEXT OF SUCH FORWARD-LOOKING STATEMENTS IN THIS ANNOUNCEMENT COULD CAUSE THE COMPANY’S PLANS, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, INDUSTRY RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH IT IS BELIEVED THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT AND PERSONS READING THIS ANNOUNCEMENT ARE THEREFORE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE OF THIS ANNOUNCEMENT. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT (WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE), EXCEPT AS REQUIRED BY APPLICABLE LAW.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER FACTORS THAT MAY IMPACT THE COMPANY’S RESULTS CAN BE FOUND IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND IN ITS REPORTS ON FORM 6-K. THE COMPANY’S SEC FILINGS ARE AVAILABLE PUBLICLY ON THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON THE COMPANY’S WEBSITE AT WWW.MOBILEYE.COM.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF THE COMPANY HAS NOT YET COMMENCED. THIS COMMUNICATION IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY ORDINARY SHARES OF THE COMPANY WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT INTEL CORPORATION AND CYCLOPS HOLDINGS, INC. INTEND TO FILE WITH THE SEC. ON THE DATE THAT THE TENDER OFFER IS COMMENCED, INTEL CORPORATION AND CYCLOPS HOLDINGS, INC. WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC, AND THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY BECOME AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THESE MATERIALS (WHEN AVAILABLE) WILL BE SENT FREE OF CHARGE TO COMPANY SHAREHOLDERS AND MAY ALSO BE OBTAINED FROM THE COMPANY WEBSITE, HTTP://WWW.MOBILEYE.COM. IN ADDITION, ALL OF THESE MATERIALS (AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL BE AVAILABLE AT NO CHARGE FROM THE SEC THROUGH ITS WEBSITE AT WWW.SEC.GOV, AT THE TRANSACTION WEBSITE (HTTP://INTELANDMOBILEYE.TRANSACTIONANNOUNCEMENT.COM), OR BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT FOR THE TENDER OFFER THAT WILL BE NAMED IN THE TENDER OFFER STATEMENT ON SCHEDULE TO.